Exhibit 99.1

Notification of Interests of Directors and Connected Persons

1   Name of company:

Wolseley plc

2   Name of director:

John W. Whybrow

3   Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person’s spouse or children under the ageof 18 or in respect of a non– beneficial interest:

The director named above

4   Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

John W. Whybrow

5   Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):

Relates to the director named above

6   Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Purchase

7   Number of shares/amount of stock acquired:

10,000

8   Percentage of issued class:

0.002%

9   Number of shares/amount of stock disposed:

n/a

10   Percentage of issued class:

n/a

11   Class of security:

Ordinary shares of 25 pence each

12   Price per share:

466.00p

13   Date of transaction:

25 September 2002

14   Date Company informed:

25 September 2002

15   Total holding following this notification:

45,000

16   Total percentage holding of issued class following this notification:

0.008%

If a director has been granted options by the company, please complete the following fields:

17   Date of grant:

18   Period during which or date on which exercisable:

19   Total amount paid (if any) for grant of the option:

20   Description of shares or debentures involved: class, number:

21   Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

22   Total number of shares or debentures over which options held following this notification:

23   Contact name for queries:

M J White, Company Secretary

24   Contact telephone number:

0118 929 8700

25   Name of company official responsible for making notification:

M J White

Additional Information:

 Ends.